Viridian Therapeutics, Inc.

221 Crescent Street, Suite 401

Waltham, MA 02453

(617) 272-4600

November 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Viridian Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-260859)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Viridian Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above referenced registration statement (the “Registration Statement”) be accelerated to November 17, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Very truly yours,

Viridian Therapeutics, Inc.

By:	/s/ Jonathan Violin, Ph.D.
Name:	Jonathan Violin, Ph.D.
Title:	President and Chief Executive Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Branden C. Berns, Gibson, Dunn & Crutcher LLP